As filed with the Securities and Exchange Commission on March 31, 2006
Registration No. 333-105903
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

China Properties Developments, Inc.

Colorado                                                6552                                     84-1595829                      16941N107
(State or other jurisdiction               (Primary Standard Industrial           (I.R.S. Employer                CUSIP Number
of incorporation or organization)      Classification Number)                   Identification Number)

89 Chang’an Middle Road, Jiahui Office Building 26/27th Floors
Xi’an, China  710061
Telephone: 86 29 85257829
(Addresses and telephone numbers of principal executive offices and businesses)

Bangla Property Management, Inc.
(Former name, former address and former fiscal year, if changed since last report)

Dennis Brovarone, Attorney At Law
18 Mt. Laurel Drive
Littleton, CO 80127
303-466-4092
(Name, address and telephone number for Agent for Service)

(Check one):    [X] Form 10-K   [  ] Form 20-K    [  ] Form 10-Q  [  ] Form N-SAR

For Period Ended: December 31, 2005

                        [X]       Transition Report on Form 10-K
                        [  ]        Transition Report on Form 20-K
                        [  ]        Transition Report on Form 11-K
                        [  ]        Transition Report on Form 10-Q
                        [  ]        Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2005

PART I — REGISTRANT INFORMATION

China Properties Developments, Inc.
89 Chang’an Middle Road, Jiahui Office Building 26/27th Floors
Xi’an, China 710061
Telephone: 86 29 85257829

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant's recent activities have delayed the preparation and review of the report which is due March 31, 2006.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is Shuo (Steven) Lou, telephone: 86 29 85257829.

To date we have not had any other periodic reports to file as required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

China Properties Developments, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ____March 31, 2006____________________   By _/s/ Shuo (Steven) Lou__________________
                                                                                            Shuo Lou, Director, CAO and CFO